BioSpecifics Technologies Corp.

2 Righter Parkway, Suite 200

Wilmington, DE 19803

July 15, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:      Ada Sarmento

Re:	BioSpecifics Technologies Corp.

Registration Statement on Form S-3

Filed June 26, 2020

File No. 333-239484

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BioSpecifics Technologies Corp. hereby requests acceleration of the effective date of the above referenced registration statement, as amended, so that such registration statement may become effective at 4:30 p.m. (Washington, D.C. time) on July 17, 2020, or as soon as practicable thereafter.

BIOSPECIFICS TECHNOLOGIES CORP.

By:	/s/ Joseph Truitt
	Name:	Joseph Truitt
	Title:	Chief Executive Officer